                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*

                             Concord Camera Corp.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   206156101
                                (CUSIP Number)


                             Edward I. Tishelman
                           c/o Hartman & Craven LLP
                         460 Park Avenue NY, NY  10022
                                (212) 836-4940
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               October 17, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No.     206156101                                     Page 2 of 5 Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gary Gelman
         Soc. Sec. No. ###-##-####

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                         (b) / /

3 SEC USE ONLY


4 SOURCE OF FUNDS*
  PF - Personal Funds

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                             / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States

   NUMBER OF        7       SOLE VOTING POWER
    SHARES                    548,700
  BENEFICIALLY    8       SHARED VOTING POWER
    OWNED BY                  -0-
      EACH          9       SOLE DISPOSITIVE POWER
   REPORTING                  548,700
    PERSON          10      SHARED DISPOSITIVE POWER
     WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
     548,700

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                           / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5%

14 TYPE OF REPORTING PERSON*
     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

Item 1.  Security and Issuer

         The undersigned purchased an aggregate of 483,000 shares of common stock (the "Stock") of Concord Camera Corporation (the "Company") between August 21, 1996 and October 17, 1996, in the open market. The undersigned's holdings of stock of the Company as of October 17, 1996 is 548,700 shares, or 5% of the Company's issues and outstanding shares of Stock, as calculated by the 10,944,026 shares of Stock reported by the Company on its Form 10-K for the period ending June 30, 1996.

Item 2.  Identity and Background

         This statement is being filed by Mr. Gelman, a United States citizen whose business address is c/o American Claims Evaluation, Inc., One Jericho Plaza, Jericho, New York 11753. Mr. Gelman's principal occupation is as Chairman of the Board, President, Chief Executive and Chief Operating Officer of American Claims Evaluation, Inc., whose principal business is the verification of medical bills presented for payment to insurance companies and others and rendering services in the vocational rehabilitation of persons involved in workmen's compensation disabilities.

         Mr. Gelman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds used was personal funds of the reporting person.


Item 4.  Purpose of Transaction

         (a) The undersigned purchased the shares of Stock for investment. The undersigned may, at any time or from time to time, acquire additional shares of Stock, and expressly reserves the right, at any time or from time to time, to dispose of any or all of his shares of Stock.

         (b)-(j)  Not Applicable.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of the Company's shares of Stock beneficially owned by the undersigned on the close of business on the date set forth on the cover was 548,700, approximately 5% of the shares outstanding on that date, based upon the 10,944,026 shares of Stock reported by the Company to be issued and outstanding.

         (b) Number of Shares as to which, on the date referred to on the cover the undersigned had:

                  (i)   sole power to vote or to direct the vote........ 548,700
                  (ii)  shared power to vote or to direct the vote......     -0-
                  (iii) sole power to dispose or to direct the
                        disposition of.................................. 548,700
                  (iv)  shared power to dispose or to direct the
                        disposition of..................................     -0-

         (c) Other than as described hereinafter, there were no transactions in the Company's shares effected by the undersigned during the sixty day period preceding the date set forth on the cover.

     Shares Purchased                  Date                Price Per Share
     ----------------                  ----                ---------------
               9,400                   10/17                    $2.205
              15,500                   10/16                     2.205
              11,000                   10/15                     2.10
              31,000                   10/14                     2.115
               9,000                   10/11                     2.2025
               8,000                   10/10                     2.265
               6,500                   10/09                     2.3275
              22,500                   10/07                     2.41
               7,500                   10/03                     2.39
              20,800                   10/01                     2 3/8
               5,000                   9/20                      2.265
              28,000                   9/20                      2.32
              13,000                   9/18                      2.175
               8,000                   9/13                      2.36
              58,000                   9/10                      2.39
              50,000                   9/06                      2.39
              10,000                   9/04                      2.39
              93,000                   9/03                      2.365
               7,500                   8/29                      2.235
              13,000                   8/27                      2.245
              10,000                   8/26                      2.17
              37,000                   8/21                      2.26

         (d)      Not applicable.
         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable.

Item 7.  Material to Be Filed as Exhibits

                  Not Applicable.


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  October 21, 1996


                                                         /s/Gary Gelman
                                                         --------------------
                                                         Gary Gelman